SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No....)

                            1st Constitution Bancorp
            .........................................................
                                (Name of Issuer)

                                  Common Stock
                   ...........................................
                         (Title of Class of Securities)

                                   31986N-10-2
           ..........................................................
                                 (CUSIP Number)

                                November 6, 2001
           ..........................................................
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [  ]     Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [  ]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Page 2 of 7


CUSIP No. 31986N-10-2


1)       Name of Reporting Person

                           Charles J. Volpe

                  I.R.S. Identification No. of Above Persons (entities only)

                           Not applicable.


2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  [  ]

                  (b)  [  ]


3)       SEC Use Only



4)       Citizenship or Place of Organization

                           United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       Sole Voting Power

                           1,000


6)       Shared Voting Power

                           74,123


7)       Sole Dispositive Power

                           1,000

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8)       Shared Dispositive Power

                           74,123


9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                           75,123


10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]



11)      Percent of Class Represented by Amount in Row (9)

                           5.64%


12)      Type of Reporting Person (See Instructions)

                           IN



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Item 1(a)  Name of Issuer:

                  1st Constitution Bancorp

Item 1(b) Address of Issuer's Principal Executive Offices:

                  2650 Route 130, Box 634
                  Cranbury, New Jersey 08512

Item 2(a) Name of Person Filing:

                  Charles J. Volpe

Item 2(b) Address of Principal Business Office or, if none, Residence:

                  316 Prospect Ave.
                  Apartment 7H
                  Hackensack, NJ 07601

Item 2(c) Citizenship:

                  United States of America

Item 2(d) Title of Class of Securities:

                  Common Stock, no par value

Item 2(e) CUSIP Number:

                  31986N-10-2

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)
                  (ii)(E);

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         (f) [  ] An employee benefit plan or endowment fund in accordance with
                  240.13d-1(b)(1)(ii)(G);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box.  [x]

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  75,123 shares

         (b) Percent of class:

                  5.64 %

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                           1,000 shares

                  (ii) Shared power to vote or to direct the vote

                           74,123 shares (Such shared voting power arises by virtue of the reporting person's status as a director of Greater Community Bancorp, which owns 74,123 shares. The reporting person has no power or right to receive or to direct the payment of dividends on the shares owned by Greater Community Bancorp, and the reporting person otherwise disclaims beneficial ownership of all such shares.)

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                  (iii) Sole power to dispose or to direct the disposition of

                           1,000 shares

                  (iv) Shared power to dispose or to direct the disposition of

                           74,123 shares (Such shared dispositive power arises by virtue of the reporting person's status as a director of Greater Community Bancorp, which owns 74,123 shares. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community Bancorp, and the reporting person otherwise disclaims beneficial ownership of all such shares.)

Item 5. Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8. Identification and Classification of Members of the Group

                  Not applicable.

Item 9. Notice of Dissolution of Group

                  Not applicable.



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Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

January 4, 2002
Date

/s/ Charles J. Volpe
- -------------------------------------
Signature

Charles J. Volpe, individually
Name/Title